UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Franklin Electronic Publishers, Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

3535109

(CUSIP Number)

Marcy Lewis
11111 Biscayne Boulevard
North Miami, Florida 33181
(305) 895-2236

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP NO. 353515109	13D

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Marcy Lewis

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
	(See Instructions)		(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See Instructions)
PF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS		☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	(7)	SOLE VOTING POWER
NUMBER OF		1,069,900
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		–0–
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		1,069,900

	(10)	SHARED DISPOSITIVE POWER
–0–

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,069,900

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)		☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.5%

(14)	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1. Security and Issuer

This filing relates to common stock, no par value (“Common Stock”), of Franklin Electronic Publishers, Incorporated (the “Issuer”), whose principal executive offices are located at One Franklin Plaza, Burlington, New Jersey, 08016-4908

Item 2. Identity and Background

This statement is being filed by of Marcy Lewis, a citizen of the United States. Ms. Lewis’ principal occupation is investor, and her business address is 11111 Biscayne Boulevard, North Miami, Florida 33181.

During the past five years, Ms. Lewis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Ms. Lewis used approximately $6,688,406 of her personal funds to acquire Common Stock of the Issuer reported in this filing.

Item 4. Purpose of the Transaction

Ms. Lewis’ purpose in acquiring the securities reported herein is investment. She intends to monitor her investment on the basis of various factors including, but not limited to, the business performance of the Issuer, general and industry conditions, and conditions in securities markets generally. Depending on the circumstances, she may decide to acquire further shares of the common stock of the Issuer in open market or private transactions, or to dispose of some or all of her shares in open market or private transactions.

Except as described above, Ms. Lewis has no plans or proposals at the present time which relate or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i)a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)  The aggregate number and percentage of Common Stock of the Issuer to which this statement relates is 1,069,900 shares, representing 13.5% of the outstanding common stock of the Issuer.

(b)  Ms. Lewis has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of the Common Stock reported herein.

(c)  The only transaction in shares of Common Stock of the Issuer effected during the last 60 days by Ms. Lewis was the sale of 100 shares on May 7, 2002 at a price of $2.20 per share in an open market transaction.

(d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Ms. Lewis does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profit or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 2002

Date

/s/ Marcy Lewis

Signature

Marcy Lewis/Investor

Name/Title